UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-41789

noco-noco Inc.

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 29, 2023, the board of directors (the “Board”) of noco-noco Inc. (formerly known as Prime Number Holding Limited, the “Company”) agreed to waive (the “Waivers”): (i) the lock-up restrictions set forth in the lock-up agreement by and among the Company, Prime Number Acquisition I Corp. (the “SPAC”) and 3DOM Alliance Inc. (“3DOM”) dated August 1, 2023 (the “3DOM Lock-up Agreement”), and (ii) the lock-up restrictions set forth in the lock-up agreement by and among the Company, the SPAC and Future Science Research Inc. (“FSR,” together with 3DOM, the “Holders”) dated August 1, 2023 (the “FSR Lock-up Agreement,” together with 3DOM Lock-up Agreement, the “Lock-up Agreements”), in relation to the business combination of the Company and the SPAC, among others. Pursuant to the Lock-up Agreements, each of FSR and 3DOM has agreed, among other things, not to pledge or enter into any arrangement that transfers to another any of the economic consequences or ownership of any of the Lock-up Shares (as defined in the Lock-up Agreements).

The Holders desire to pledge all or a portion of their Lock-up Shares for the purpose of obtaining financing by third party lender(s) (the “Financing”), the proceeds of which will be used in accordance with the requirements set out in the definitive documents for the Financing. A portion of funds from the Financing will be injected by FSR and/or 3DOM into the Company group as loans to fund its operations. The Board believes granting such Waivers would assist to make financing available for the Company group’s operations (and 3DOM’s operations which is important for the Company) which would otherwise not be forthcoming. The effectiveness of Waivers took place on September 29, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: September 29, 2023